SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

**Report Of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16 of
the Securities Exchange Act of 1934**

For the month of October 2002

ALCON, INC.

Bösch 69
P.O. Box 62
6331 Hünenberg, Switzerland
011-41-41-785-8888
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __x__   Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes   No __x__

Incorporation by Reference

This Report of Foreign Issuer on Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 24, 2002.

The following press release was issued by Alcon, Inc. on October 9, 2002.

Alcon, Inc.
Bösch 69
P.O. Box 62
6331 Hünenberg, Switzerland

For Immediate Release

Alcon, Pharmacia Settle
Intellectual Property Lawsuit

     Hünenberg, Switzerland - October 9, 2002 - Alcon, Inc. (NYSE: ACL) announced today that it has reached a global settlement with Pharmacia Corporation (NYSE:PHA) on all intellectual property disputes involving Alcon's newest anti-glaucoma product, TRAVATAN® ophthalmic solution. Joining in the settlement was Columbia University, which licenses some of the involved patents to Pharmacia. Alcon's TRAVATAN® competes with Pharmacia's glaucoma medication, Xalatan*. Both are prostaglandin-based products and are used to treat open angle glaucoma and ocular hypertension.

     The agreement ends all outstanding patent and trademark disputes relating to TRAVATAN® between the companies worldwide, and gives Alcon the unrestricted right to continue selling TRAVATAN® throughout the world. In return, Alcon will pay Pharmacia royalties for a specified time based on Alcon's past and future sales of TRAVATAN®.

     "Given the extent of the litigation and the prospect that it could continue for years to come, both parties saw the value in a business resolution of our differences. We are extremely pleased to have resolved all of our litigation issues with Pharmacia, and we look forward to continuing to expand our glaucoma franchise through increased sales of TRAVATAN®," said Tim Sear, Chairman of Alcon, Inc. "Because we had anticipated continuing litigation expenses or settlement costs, this resolution will not have a material impact on our margins and financial results for 2002, nor on our guidance for 2003."

     TRAVATAN® is Alcon's newest drug for the treatment of glaucoma. Dosed once daily and requiring no refrigeration, this drug provides eye care professionals with a convenient and effective choice for treating their glaucoma patients. In addition, TRAVATAN® is the only glaucoma medication to have received U.S. Food and Drug Administration labeling approval for its increased efficacy in African-American patients. This group of patients suffers more frequently and severely from glaucoma and represents an estimated 25% of glaucoma patients in the United States. Since gaining European Union approval in December 2001, Alcon has launched TRAVATAN® in 53 countries around the world.

     Alcon, Inc., is the world's leading eye care company. Alcon, which has been dedicated to the ophthalmic industry for more than 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye.

# # #

*Xalatan is a registered trademark of Pharmacia, Inc.

Caution Concerning Forward-Looking Statements.
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, relating principally to our continued ability to effectively market and sell TRAVATAN® as a treatment for glaucoma and ocular hypertension. These statements also involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: treatments developed by other companies may prove to be more effective than TRAVATAN®; challenges inherent in product marketing; and government regulation and legislation. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For information, contact:
Doug MacHatton (Alcon Investor Relations)
800-400-8599
News media and other inquiries: Mary Dulle (Alcon Public Relations)
817-551-8058
www.alconinc.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcon, Inc.
(Registrant)

Date   October 10, 2002   By   /s/ Martin Schneider
                                         Name: Martin Schneider
                                         Title: Area Controller

Date   October 10, 2002   By   /s/ Stefan Basler
                                         Name: Stefan Basler
                                         Title: Finance manager